SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                         DREAMWORKS ANIMATION SKG, INC.
                  ---------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK (PAR VALUE $.01 PER SHARE)
                  ---------------------------------------------
                         (Title of Class of Securities)


                                   26153 10 3
                                 --------------
                                 (CUSIP Number)


                                DECEMBER 31, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_] Rule 13d-1(b)
             [_] Rule 13d-1(c)
             [X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26153 10 3                 Schedule 13G                Page  2 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      STEVEN SPIELBERG
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      U.S.A.
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         6,711,730 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    6,711,730
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      6,711,730
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      7.6% (2)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page  3 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DW LIPS, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      CALIFORNIA
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         6,711,730 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    6,711,730
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      6,711,730
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      7.6% (2)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page  4 of 9

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      DW SUBS, INC.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [X]
                                                                     (b) [_]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      CALIFORNIA
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         6,711,730 (1)
Number of
Shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    6,711,730
Person
With                           -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      6,711,730
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      7.6% (2)
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      CO
--------------------------------------------------------------------------------

CUSIP NO. 26153 10 3                 Schedule 13G                Page  5 of 9


Notes:
------


(1) The shares indicated are shares of Class A Common Stock held of record by DW Lips, L.P. ("DW Lips"), an entity controlled by Steven Spielberg (DW Lips, together with DW Subs, Inc. and Mr. Spielberg, are herein referred to as the "Spielberg Stockholders").

(2) Based on 87,793,942 shares of Class A common stock outstanding per the Issuer's Prospectus Supplement dated November 15, 2006.

CUSIP NO. 26153 10 3                 Schedule 13G                Page  6 of 9


Item 1(a).      Name of Issuer:

                DREAMWORKS ANIMATION SKG, INC.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                1000 FLOWER STREET
                GLENDALE, CA 91201

Item 2(a).      Name of Persons Filing:

                STEVEN SPIELBERG
                DW LIPS, L.P.
                DW SUBS, INC.

Item 2(b). Address of Principal Business Office or, if none, Residence of each Reporting Person:

                C/O BRESLAUER, RUTMAN & ANDERSON
                11400 OLYMPIC BOULEVARD
                LOS ANGELES, CA 90064

Item 2(c).      Citizenship:

                STEVEN SPIELBERG -- U.S.A.
                DW LIPS, L.P. -- CALIFORNIA
                DW SUBS, INC. -- CALIFORNIA

Item 2(d).      Title of Class of Securities:

                CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE

Item 2(e).      CUSIP Number:

                26153 10 3


Item 3.         NOT APPLICABLE.  THIS SCHEDULE 13G IS FILED PURSUANT TO RULE
                13D-1(D).

CUSIP NO. 26153 10 3                 Schedule 13G                Page  7 of 9


Item 4.         Ownership

                For each Reporting Person:

                (a).    Amount beneficially owned:

                        SEE THE RESPONSE TO ITEM 9 ON THE ATTACHED COVER PAGE.

                (b).    Percent of Class:

                        SEE THE RESPONSE TO ITEM 11 ON THE ATTACHED COVER PAGE.

                (c).    Number of shares as to which such person has:

                        (i). Sole power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 5 ON THE ATTACHED COVER PAGE.

                        (ii). Shared power to vote or to direct the vote: SEE THE RESPONSE TO ITEM 6 ON THE ATTACHED COVER PAGE.

                        (iii). Sole power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 7 ON THE ATTACHED COVER PAGE.

                        (iv). Shared power to dispose or to direct the disposition of: SEE THE RESPONSE TO ITEM 8 ON THE ATTACHED COVER PAGE.

Item 5.         Ownership of Five Percent or Less of a Class

                IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                NOT APPLICABLE

CUSIP NO. 26153 10 3                 Schedule 13G                Page  8 of 9


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

                NOT APPLICABLE

Item 8.         Identification and Classification of Members of the Group

                NOT APPLICABLE

Item 9.         Notice of Dissolution of Group

                NOT APPLICABLE

Item 10.        Certifications

                NOT APPLICABLE

CUSIP NO. 26153 10 3              Schedule 13G                 Page  9 of 9


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007


                                             STEVEN SPIELBERG,


                                             /s/ Steven Spielberg
                                             -------------------------------
                                             Name:  Steven Spielberg



                                             DW LIPS, L.P.,


                                             By: /s/ Tammy Anderson
                                                 --------------------------
                                                 Name:  Tammy Anderson
                                                 Title: Assistant Secretary



                                             DW SUBS, INC.,


                                             By: /s/ Tammy Anderson
                                                 --------------------------
                                                 Name:  Tammy Anderson
                                                 Title: Assistant Secretary